
09010449

SEC
Mail Processing
Section
MAR 1 0 2009
Washington, DC
105

PSB HOLDINGS, INC

08
annual**report**


Peter W. Knitt


EARNINGS AND DIVIDENDS PER SHARE
$0.68
$2.13
$0.66
$0.64
$0.62
$0.60
2004
2005
2006
2007
2008
Earnings per share
Dividends per share


RETURN ON EQUITY AND ASSETS
.61%
8.63%
2004
2005
2006
2007
2008
Return on Equity
Return on Assets


TOTAL ASSETS AND SERVICED MORTGAGES
AT DEC. 31 ($000s)
$160,225
$185,905
$570,486
$454,974
2004
2005
2006
2007
2008
Loans Serviced for Others
Total Assets

STABILITY & GROWTH IN UNCERTAIN TIMES

Dear Shareholders, Customers, and Friends of Peoples,

In 2008, our nation experienced an economic downturn not seen since the Great Depression. While many banks experienced operating losses, I am proud to report the strategic, sales, and operational efforts of PSB staff and directors returned financial stability and growth to our shareholders in these uncertain times. During 2008, PSB delivered solid net income, increased cash dividends to shareholders, continued asset growth, and increased net book value.

PSB earned $2.13 per share during 2008 after writing down our investment in Federal National Mortgage Association ("Fannie Mae") preferred stock which reduced net income by $600,000, or $.39 per share, after the federal government placed Fannie Mae into conservatorship. If this non-recurring loss were excluded, 2008 earnings per share would have been $2.52 compared to $2.64 during 2007. PSB's earnings compared favorably to an industry that experienced 2008 profits that were approximately 85% lower than during 2007. The failure of Fannie Mae and its sister agency, Freddie Mac, was unprecedented and caused investment losses at nearly 50% of banks with $500 million to $1 billion in total assets and contributed to the industry wide decline in profits.

PSB generated $3.3 million of net income during 2008 equaling a return on assets of .61% and return on equity of 8.63%. Although these levels were not up to our historical averages, they were strong compared to our industry as a whole and our peer group. Factoring out the Fannie Mae write down, our proforma return on assets of .72% and return on equity of 10.20% continued levels seen in recent years. In today's declining economic environment, I think we can all agree that a return on equity of almost 9% during 2008 was a strong performance. PSB's return on stockholders' equity during 2008 placed it in the top third of all public banks nationwide similar in asset size ($500 million to $1 billion).

Consistent profits over many decades have allowed PSB to pay a semi-annual cash dividend during each of the past 44 years. During 2008, PSB increased dividends to $.68 per share, the 23rd consecutive increase in annual cash dividends to shareholders. This cash dividend delivers significant value to shareholders with a current annual dividend yield of 3.88% on average for investors purchasing PSB shares during the fourth quarter of 2008. Strong earnings per share and a current dividend yield of nearly 4% provide stability to you, our shareholder.

Uncertainty with our national economy has caused some of our competitors to change the level of service they provide to consumers and businesses. This uncertainty is providing PSB with growth opportunities. Our residential mortgage portfolio originated and serviced for other investors grew $15 million during 2008 to a total of $186 million and bank assets grew $36 million to a total of $570 million. PSB now services over $756 million in total assets up from $673 million two years ago. This growth is with sound local people and companies that value the service for which PSB is known.

Stable earnings have fueled growth in stockholders' equity from approximately $34 million in 2004 to nearly $40 million in 2008. While some banks experienced dilution to their net book value per common share from losses and newly acquired capital during 2008, PSB's net book value increased from $23.70 to $25.82 per share during the past year. This growth in equity permitted us to remain a well capitalized bank which in turn has allowed for continued loan growth, including an increase in our commercial loan portfolio of 15% during 2008.

STOCKHOLDERS' EQUITY AND NET BOOK VALUE PER SHARE


AT DEC. 31 ($000s)
$25.82
$39,899
$19.55
$33,616
2004
2005
2006
2007
2008
Common Stockholders' Equity
Net Book Value per Share

We increased our provision for loan loss in 2008 by $405,000 over 2007 (84%) and grew the allowance for estimated loan losses to $5.5 million as of December 31, 2008. The existing loan loss allowance represents 1.28% of the loan portfolio which is a significant multiple of historical net loan charge-offs. However, during an unprecedented downturn, we recognize that historical loss activity will be difficult to maintain. We will continue to increase these reserves during 2009 as we identify customer credit issues and until general economic conditions stabilize. Increases to our allowance out of anticipated earnings should provide stability to shareholder capital levels and net book value even as general economic conditions remain poor.

ALLOWANCE FOR LOAN LOSSES AND NET CHARGE-OFFS


1.19%
1.11%
1.20%
1.24%
1.28%
.07%
.04%
.05%
.03%
.05%
2004
2005
2006
2007
2008
Allowance for Loan Losses % at Dec. 31
Net Loan Charge-offs % During Year

LOOKING AHEAD

Although the future is uncertain, we believe PSB is well positioned to provide continued value, stability, and growth for our stakeholders (our shareholders, customers, and employees). To continue to take advantage of loan growth opportunities, by the time you receive this, we expect to have received regulatory approval to issue up to $14 million in preferred stock to the U.S. Treasury. This lower cost capital would support additional loan growth of $140 million. Loan growth leveraged by this capital will grow earnings per common share over time and ensure the capital strength of Peoples State Bank. We believe future earnings and capital raised from investor stakeholders in PSB will provide replacement capital to repay the Treasury during the first five years the preferred stock is outstanding.

Our future success is built on actions taken during the past few years. We avoided the temptation for fast asset growth and artificially increased income from acceptance of lower credit standards. PSB's diversified loan portfolio and customer base, including both retail and commercial related credit, provides stability to loan yields and credit quality across a broad spectrum of investments. Continued investment in technology and new customer delivery channels such as mobile banking provides for superior customer service. Strong capital levels permit continued growth in market share as competitors have difficulty meeting the needs of their customers. We have the right components in place to allow us to build shareholder value by continuing earnings, dividends, and net book value growth during a difficult economy. I believe recognition of consistently high performance will result in above average stock price valuation multiples to earnings and book value for PSB relative to peers.

In closing, thank you for your support in 2008. We work to turn today's challenges into new opportunities to make Peoples the community bank that others strive to be. Capitalizing on these opportunities allows us to continue to provide you with stability and growth during uncertain times.



Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

SUMMARY BALANCE SHEETS
($000s except per share data)

	2008	2007	2006	2005	2004
Cash and cash equivalents	**$13,172**	$21,127	$25,542	$26,604	$23,324
Securities	**102,930**	97,214	80,009	81,501	68,894
Loans receivable, net	**424,635**	387,130	369,749	372,411	343,923
Premises and equipment	**10,929**	11,082	11,469	12,632	12,432
Other assets	**18,820**	17,632	15,071	13,010	6,401
Total assets	**$570,486**	$534,185	$501,840	$506,158	$454,974
Deposits	**$427,801**	$402,006	$391,415	$400,536	$358,225
FHLB advances	**65,000**	57,000	60,000	54,000	52,000
Other borrowings	**25,631**	26,407	3,995	4,497	8,565
Subordinated debentures	**7,732**	7,732	7,732	7,732	-
Other liabilities	**4,423**	4,425	4,251	3,908	2,568
Stockholders' equity	**39,899**	36,615	34,447	35,485	33,616
Total liabilities and stockholders' equity	**$570,486**	$534,185	$501,840	$506,158	$454,974
Net book value per share	**$25.82**	$23.70	$21.67	$20.81	$19.55

SUMMARY STATEMENTS OF INCOME
($000s except per share data)

	2008	2007	2006	2005	2004
Net interest income	**$14,407**	$14,135	$13,772	$14,109	$14,089
Provision for loans losses	**885**	480	495	160	855
Net interest income after loan loss provision	**13,522**	13,655	13,277	13,949	13,234
Noninterest income	**3,207**	3,704	3,276	3,468	3,123
Operating expenses	**12,589**	11,952	11,702	11,040	10,975
Net income before income taxes	**4,140**	5,407	4,851	6,377	5,382
Provision for income taxes	**839**	1,267	1,424	2,037	1,856
Net income	**$3,301**	$4,140	$3,427	$4,340	$3,526
Diluted earnings per share	**$2.13**	$2.64	$2.07	$2.52	$2.03
Cash dividends per share	**$0.68**	$0.66	$0.64	$0.62	$0.60
Average common shares outstanding	**1,544,982**	1,565,212	1,645,603	1,714,648	1,725,136
Return on average assets	**.61%**	.82%	.69%	.90%	.82%
Return on average equity	**8.63%**	11.79%	9.84%	12.39%	10.66%

continued growth

We're part of your community. That's why we find it so important to take care of it and the people who live in it. After all, to us, community means our customers, our employees, and our shareholders. The people that make life here so good.

CUSTOMERS

We work hard to offer our customers exemplary products and unparalleled service. In 2008 our annual customer survey found that over 70% of respondents indicated that our service was better or much better than other companies. Additionally, 87% of the survey respondents indicated that they would recommend Peoples to their friends and family.

In 2008, we provided our customers ages 17 to 25 complimentary copies of **brass | MAGAZINE** (a national publication with quarterly readership of over 500,000), as a resource on making, managing, and multiplying money.

EMPLOYEES

Although a successful marketing program will attract customers to visit our locations, a knowledgeable and a well-trained sales team is critical to selling our products and services. That's why we strive to be the best place to work. We offer our employees opportunities for job growth and personal achievement, competitive salaries, comprehensive health and retirement benefits, and a safe, secure and healthy workplace.

We believe that our sales culture will become well established throughout the organization through our ongoing training and measurement of our employees on all aspects of sales and service.

SHAREHOLDERS

Peoples State Bank was founded in 1962 to meet the needs of Wausau area residents and small business owners. Formation of PSB Holdings, Inc. as the holding company for Peoples State Bank in 1995 simply continued the tradition of local bank ownership and a philosophy of delivering a consistent return to shareholders. Investors began to trade shares in PSB "over the counter" on the bulletin board market under the stock ticker PSBQ.OB during 2000.

By doing right by our customers we have created an organization that has not only been able to weather past economic storms, but also allows for continued growth of Peoples State Bank. Since PSB shares began market trading in 2000, total assets and mortgages serviced for others have increased from $260 million to $756 million, net book value per share has grown from $11.35 to $25.82 per share, and annual cash dividends paid per share have increased 42%.


Tom Knudsen
Northern Market President
Karen Eckert
Branch Manager,
Rhinelander
Pat Kiley
Branch Manager,
Eagle River
Laura Kuckkahn
Branch Manager,
Minocqua

With the hiring of Tom Knudsen as our Northern Market President in 2008, along with the northern market managers, we have positioned Peoples for long term growth. Our northern markets saw deposit growth of $6.6 million, or 11.2%, and loan growth of 11.2 million, or 9.3% in 2008.

community commitment


United Way

Bundles of Joy, United Way

Phone Donation to Newman Catholic School

Peoples State Bank, Heart Walk Team

Annual Strawberries & Ice Cream

Building a strong community is an important belief at Peoples. This takes many forms throughout the year. As a community bank, Peoples has always sought to meet the financial needs of everyone in our market. For the past six years, Peoples has made funds available to help low to moderate income borrowers (as defined by WHEDA) with mortgage closing costs. During the life of the program, 196 such families have received a total of $54,200 to offset closing costs.

Each of our markets includes areas defined by government guidelines as having families with low to moderate income levels. During 2008, Peoples provided $14.4 million of residential mortgage funding and $53.1 million of commercial purpose funding to such families or to businesses connected to or benefiting such families. Working with people struggling to make their life better is not something banking regulators force us to do to ease a "credit crunch". Rather, it's something we do everyday. Peoples customers can be assured that their deposits are reinvested in their communities, sustaining economic development and improving quality of life.

During 2008, employees of Peoples proudly volunteered more than 2,500 hours to community organizations and programs throughout central and northern Wisconsin, up from 2,300 hours in 2007. Employee participation also increased from 94% in 2007 to 99% in 2008.

in 2008, 99% of employees volunteered a total of 2,548 hours.

VISION

To be the community bank that all others strive to be.

MISSION

It's about you: our customers, employees and shareholders.

CORE VALUES

Accountability

We are responsible for our actions; we are accountable to our shareholders, customers, co-workers and community. We do what is right and understand there is recourse. We think beyond the moment and strive for quality. Our actions imply leadership, trust, respect, integrity, follow-through and commitment.

Knowledgeable

To reach our vision and deliver on our mission, we must be proficient and competent in our responsibilities and open to continuous learning opportunities to provide value today and tomorrow. We are willing to share our knowledge, accept feedback and grow from our experiences.

Teamwork

Our success involves everyone working together for a common goal, recognizing we need and can help each other. We are all responsible for a culture of team spirit and collaboration, giving a sense of belonging and value. We all share the responsibility for meeting the expectations of our customers, employees and shareholders for a sense of community.

Agility

We are responsive and flexible to meet the unique needs of all our stakeholders, we can see things from different perspectives; we are open to change and not held back by how we have done things in the past. We can react quickly and adjust our mode of operation or course to meet stakeholder needs to reach our goals.

Service Excellence

We deliver a high level of service that is always consistent regardless of the situation or circumstances. The core of building the Peoples franchise value is consistent interactions and positive "moments of truth". There is authenticity behind our service delivery. "Quality focused" - we strive to get it right the first time and do the right thing. We seek to understand and use our knowledge, creativity and innovation to solve problems, provide solutions and recognize the potential.

phone: 888.929.9902
web: www.psbwi.com
e-mail: scattanach@psbwi.com

PSB
HOLDINGS, INC.

board of directors

Gordon P. Connor
President
Connor Management Corp.

Patrick L. Crooks
Chairman of Peoples State Bank
Attorney & President
Crooks, Low, & Connell, S.C.

William J. Fish
President
BILCO, Inc.
(McDonald's Franchisee)

Charles A. Ghidorzi
President
C.A. Ghidorzi, Inc.
Structural Systems, Inc.

Gordon P. Gullickson
Chairman of PSB Holdings, Inc.
Retired President
of Peoples State Bank

Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

David K. Kopperud
Retired President
of Peoples State Bank

Thomas R. Polzer
President
M&J Sports, Inc.

William M. Reif
President & CEO
Wausau Coated
Products, Inc.

Thomas A. Riiser
Retired President
of Riiser Oil Co., Inc.

John H. Sonnentag
Chairman of the Board
County Materials Corporation

DIRECTORS EMERITUS
Leonard C. Britten
Lawrence Hanz, Jr.
Eugene Witter

peoples senior management team



Front Row, Left to Right:
Scott Cattanach, Donna Staples, Pat Heier

Back Row, Left to Right:
Leif Christianson, Pete Knitt, John Proulx,
Tom Knudsen, Keith Baars

Cover Photo Credit: Lynn Klein, Peoples State Bank Employee